

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via Facsimile and U.S. mail
Bunloet Sriphanorm
President
Pack Fuerte, Inc.
99 Village no. 12, Khok Kruat Sub-District
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province 30280
Thailand

> **Re:** **Pack Fuerte, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 1, 2013**
> **File No. 333-187007**

Dear Mr. Sriphanorm:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. In this regard, we note the following:

   - you are a development stage company with no revenues and have received a going concern opinion from your auditor;

   - you issue penny stock;

   - you have nominal assets consisting only of cash;

- you anticipate that you will need additional funding to implement your business plan, but there appear to be no efforts or current plans for obtaining this funding, and your disclosure focuses only on the amount of funds necessary to remain a reporting company;

- the registration statement contains very general disclosure related to the nature of your business plan; and

- Note 2 to your audited financial statements indicates that you may merge with an operating company.

These facts suggest that you are a blank check company and thus the terms of your offering should comply with Rule 419 under the Securities Act of 1933, as amended. Please revise this registration statement accordingly. Please see Rule 419 and Securities Act Release No. 6932 (April 13, 1992).

2. Please provide the disclosure required by Item 102 of Regulation S-K regarding the properties owned or leased by the Company, including the principal executive offices.

3. Throughout your prospectus you refer to a "commitment" by Mr. Sriphanorm to lend funds to the Company up to $15,000 over the coming year. Please clarify, in every instance in which this "commitment" is discussed, that there are no binding agreements regarding this commitment and that there is no guarantee Mr. Sriphanorm will lend the Company any funds.

Dealer Prospectus Delivery Obligation, page 5

4. Please note that per Item 502(b) of Regulation S-K, this section should be on the outside back cover page of the prospectus.

Prospectus Summary, page 6

5. Please revise to include the complete mailing address and telephone number of your principal executive offices on either the cover page of your prospectus or in the summary section of your prospectus. Please see Item 503 of Regulation S-K.

General Information About Pack Fuerte, Inc., page 6

6. We note your statement that "[you] plan on generating revenue towards licensing with [y]our concept for Pack Fuerte products for luggage manufacturing companies, after we successfully develop our prototype(s)," in this section and again on pages 26 and 27. Please revise to clarify the meaning of this disclosure. For example, if you intend to generate revenues by licensing your intellectual property to luggage manufacturing companies after you successfully develop prototypes, as suggested on page 8, please disclose this in a clear manner.

Being an Emerging Growth Company, page 8

7. We note your disclosure on page 8 that you are exempt from say on pay, say on frequency and say on golden parachute payments under Section 14A(e) of the Exchange Act. However, the disclosure that appears on page 10, that you may be entitled to exemptions under Section 14(a) and (b) of the Securities Exchange Act of 1934, appears to be in error. In this regard, we note disclosure elsewhere that you intend to register the common stock under the Securities Exchange Act. Please advise or revise.

The Offering, page 10

8. Please disclose how the Company will announce an extension of the offering for an additional 90 days, if it chooses to do so.

Risk Factors, page 12

9. Please include a discussion of the risks that investors face if less than 25% of the shares offered in this registration statement are sold. In this regard, we note disclosure that you believe you will need proceeds from the sale of at least 25% of the shares offered in order to implement your plan of operation and file SEC reports.

Risks Related to this Offering, page 13

10. Please include a discussion of the risks surrounding Mr. Sriphanorm's ability, as the company's sole employee in this self-underwritten offering, to market and consummate sales of the securities offered, in light of his location in Khok Kruat, the limited amount of time available to administer this offering, and if true, his lack of experience in raising funds in a public offering.

11. Please include a discussion of how the lack of cumulative voting rights concentrates power in the hands of a majority shareholder under the heading "Since our company's sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests."

12. Please include a discussion of the risk that the lack of cumulative voting rights, in conjunction with Nevada's control share law and business combination law, may prevent transactions that are in the best interests of investors. This may be combined with the discussion called for in comment 11, above.

Risks Associated with Management and Control Persons, page 15

13. Under an appropriate subheading in this section, please include a discussion of the risks posed by Mr. Sriphanorm's lack of experience as an executive officer, as the head of a public company or any company, as a director, or in the luggage or safe industries.

Our Company may not be able to establish and maintain disclosure controls, procedures and internal control over financial reporting, page 16

14. The possibility that enforcing American legal rights against Mr. Sriphanorm may be difficult due to his residence in Khok Kruat appears to be distinct from risks related to disclosure and internal controls. Please place the second paragraph under this heading under a separate, appropriately-titled heading.

If we are unable to succeed in marketing, establishing partnerships or develop [sic] our products, we will not be able to achieve profitable operations, and our business may fail, page 17

15. We note your statement, in both the heading and discussion of this risk factor, that failure to enter into partnerships may cause your business to fail. This would seem to imply that you intend to seek out partnerships to enter. However, you state on pages 6 and 26 that you have no plans to partner with another business. Please revise as appropriate.

Existing and future laws or regulations can affect our business and we may not have the ability to comply with these laws or regulations, page 17

16. Please revise this risk factor to better describe the risk that future law and regulation could impact you adversely, given the specific types of activities you plan to engage in.   Please also revise the first paragraph under this heading to better identify the "industry" whose growth you are referring to, and revise to clarify the meaning of the final two sentences in this paragraph.

17. The second and third paragraphs under this heading appear to address risks unrelated to the effect of laws or regulations on your business. Please revise to present them under appropriately-titled headings.

Plan of Distribution, page 21

18. Please revise the second to last paragraph under this heading to clarify what rules and regulations under the Exchange Act you are referring to.

Information with Respect to Registrant, page 26

19. Your disclosure in the first paragraph under this heading states that on November 26, 2012, Mr. Peralta resigned as sole officer and director of Pack Fuerte, Inc. and Mr. Sriphanorm was appointed sole officer and director. We note that the 11,500,000 shares currently owned by Mr. Sriphanorm were issued to Mr. Peralta. Please disclose the manner in which ownership of the Company was transferred. See Item 101(a)(1), which calls for disclosure of major corporate events.

Market Opportunity, page 26

20. Please clarify the second and third paragraphs under this heading. Specifically, please clarify the language in the parenthetical in the second paragraph and substantiate the assertions made in the third paragraph.

Description of Our Services, page 27

21. Please clarify your description of your to-be-developed safe. It is unclear how it differs from the standard pieces of luggage with built-in locks that you refer to in the fifth bullet point under this heading. Please also address what distinguishes your product on page 28 under "Competitive Advantages."

Intellectual Property, page 28

22. We note that your business proposes to generate revenue through licensing arrangements. However, neither here nor in your Plan of Operation do you discuss measures you will take to protect the intellectual property you propose licensing or account for the costs of acquiring defensible intellectual property rights. Please revise this section thoroughly, or add a discussion under Risk Factors relating to the fact that your source of revenue may be intellectual property, that is not subject to copyright, trademark or patent protection, that you have no plans to secure protections for your intellectual property, and have made no provisions for the costs of securing such protections. In addition, if you plan to include non-disclosure and non-competition provisions in any license agreement that you would enter into, please discuss that here, as well as any limitations or shortcomings of those types of provisions.

Employees and Employment Agreements, page 29

23. You state that Mr. Sriphanorm is employed elsewhere. Please disclose, if true, that this is a reference to his being self-employed, as stated on page 45. We also note that Mr. Srinaphanorm "has flexibility to work on Pack Fuerte up to 10 hours per week"; however, the following sentence states that he is prepared to devote more time to your operations as may be required. Please reconcile these mutually contradictory statements.

Reports to Security Holders, page 30

24. We note your disclosure that you will not be required to furnish an annual report to shareholders. You also state that you intend to file a Form 8-A under the Exchange Act, which registers a class of securities thereunder. Note that when you register a class of securities under the Exchange Act, you will become subject to the proxy rules, including the requirement to deliver an annual report to security holders. Please revise your disclosure to better describe your obligations in this regard.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Plan of Operation, page 41

25. Please elaborate on the steps you plan to take in each of the three phases you list here. For example, in the development stage, please explain what is involved in "developing" the product, and why you need to hire a third party to do this. In the testing phase, explain what type of testing you plan to do, and again, why you would need to hire a third party to conduct testing.

26. As funding is critical to your ability to complete the phases of your plan of operation, please discuss what you would expect to do if you do not raise sufficient funds, including the likelihood that you would enter into a sale of the company, an acquisition of another business or other business combination.

Capital Resources and Liquidity, page 44

27. Please disclose the amount of funds you believe you need in order to complete all three phases of your plan of operations and thereby become operational. We note that you believe that 25% of the offering amount must be raised in order to maintain your reporting status for 12 months. We also note that you have an understanding with Mr. Sriphanorm that he will contribute up to $15,000 for this purpose. However, this does not address what funds will be necessary before the company can begin generating revenue.

28. Please clarify whether, even if your offering is fully subscribed, you will need to raise additional funds to complete all three phases of your plan of operation. For example, we note your disclosure that "[m]anagement believes that if subsequent private placements are successful, we will generate sales revenue within the following twelve months thereof", which suggests that you may already believe that subsequent private placements will be necessary in order to become operational, regardless of the amount of proceeds raised in the offering.

29. Clearly discuss what other sources of liquidity you would likely pursue if the offering does not provide the amount of proceeds you need to become operational. Also discuss any limitations on your ability to actually obtain liquidity from such other sources.

Directors and Executive Officers, page 45

Identification of Directors and Executive Officers, page 45

30. Please revise to note that while you currently have one director, your by-laws as drafted require a Board composed of four directors.

31. Please disclose the fact that Mr. Sriphanorm, the sole member of your Audit Committee, is not independent, and the applicable standard for independence. See Item 407(a) of Regulation S-K.

32. Please correct the statement that Mr. Sriphanorm has held his office and directorship since the inception of the Company. Disclosure elsewhere in the prospectus indicates that Mr. Peralta held Mr. Sriphanorm's office and directorship at the inception of the company.

Business Experience, page 45

33. Please expand the description of Mr. Sriphanorm's background to highlight his relevant experience and level of professional competence. Refer to Item 401(e)(1) of Regulation S-K. Disclosure that indicates Mr. Sriphanorm's knowledge about the Company's business and industry are particularly helpful in understanding his qualifications to serve as the Company's sole officer and director.

Executive Compensation, page 46

Security Ownership of Certain Beneficial Owners and Management, page 48

34. We note footnote one to the table presented under this heading. As no person is named above that footnote, please clarify to whom or what the footnote pertains. Please also elaborate on your statement that Mr. Sriphanorm is the only "promoter" of your company. Please disclose why Mr. Sriphanorm may be considered a promoter, and please supplementally provide us with an analysis of whether Mr. Peralta may be considered a promoter

Certain Relationships and Related Transactions, page 49

35. Please discuss the $1,004 loan to the Company made by Mr. Sriphanorm under this heading, or supplementally provide your analysis of why a discussion of this loan is unnecessary. Note that smaller reporting companies must discuss related party transactions where the amount involved exceeds the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two fiscal years.   Please see Items 404(a)(5) and 404(d)(1) of Regulation S-K.

36. We note that you have identified Mr. Sriphanorm as a promoter in the note to your beneficial ownership table. Please discuss the nature and amount of anything of value received or to be received by him, and the nature and amount of any assets, services or other consideration that he provided to the company, as required by Item 404(c) of Regulation S-K. Please also tell us, with a view toward disclosure, whether Mr. Peralta

may be considered to have been a promoter at any time during the last five years. If so, provide similar disclosures under Item 404(c) with respect to Mr. Peralta.

<u>Signatures, page 54</u>

37. Please provide the date for the second signature on this page. See Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Do at (202)551-3743 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director